

Mail Stop 4631

November 3, 2016

Via E-mail
Mr. Dana C. Russell
Chief Financial Officer
Vivint Solar, Inc.
1800 West Ashton Boulevard
Lehi, Utah 84043

> **Re:** **Vivint Solar, Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed March 15, 2016**
> **Form 10-Q for the Period Ended June 30, 2016**
> **Filed August 8, 2016**
> **Response dated October 25, 2016**
> **File No. 1-36642**

Dear Mr. Russell:

We have reviewed your response letter dated October 25, 2016 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

Note 2. Revenue Recognition – Lease Pass-Through Arrangements, page 81 and Note 11. Investment Funds –Lease Pass-Through Obligations, page 94

1. We note your response to comment 2 of our letter dated October 21, 2016. At the time of receiving the initial large upfront payment in a lease pass-through arrangement, it appears that an amount is allocated to deferred ITC revenue and correspondingly the cash flows associated with this deferred ITC revenue are reported in operating cash flows. Please help us better understand whether any additional activities need to be performed by you

or any other party prior to applying for and receiving the investment tax credit. If additional activities are required to be performed, please tell us approximately how long it takes to perform these activities after receiving the upfront payment.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction